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EXHIBIT 3.6

AFFIDAVIT FOR REINSTATEMENT OF REVOKED CORPORATE CHARTER (in accordance with the provisions of Section 78.180 NRS, 1957, as amended)

State of          California
County of         Los Angeles

                  Herman H. Rappaport

First duly sworn upon his (or her) oath deposes and says

That affiant

As President, Secretary, or stockholder (strike out inapplicable title) of

HEATHERCLIFF GROUP, INC.

 A corporation organized under the laws of the state of Nevada; or

         In affiant's individual capacity as a party having an interest therein, makes this affidavit for the purpose of effecting the reinstatement of the charter of said corporation which was revoked 5-01-87, for failure to file a list of officers, directors, and designation of resident agent, and to pay the filing fee and penalty thereon, as required by law.

         Affiant further deposes that the charter of said company was revoked for the aforesaid reason, due to the following circumstances (State whether inadvertence, lack of funds, ignorance of the law, death of the officer entrusted with the filing of said list, or other fact - please be specific.).

INADVERTENCE

         That affiant desires to effect the reinstatement of said charter and transmits herewith remittance in the total sum of 40.00, the same being the amount of the delinquent filing fee, or fees; and penalty, or penalties, thereon to AUG. 31, 1987, and attaches hereto a list of the current offices, directors, and designation of resident agent.

Signed Herman H. Rappaport

Subscribed and sworn to before me this 27th day of January, 1988

Diane L. Marciel
Notary Public